SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for August 3, 2004

The BOC Group plc
Chertsey Road, Windlesham,
Surrey GU20 6HJ
England

(Name and address of registrant’s principal executive office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]                        Form 40-F [  ]

        Enclosures:

        A News Release dated 3 August 2004 announcing the Nine Months Results for The BOC Group plc for the period ended 30 June 2004.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
INFORMATION SERVICE ON 3 AUGUST 2004
AT 07.02 HRS UNDER REF: PRNUK-0208041953-3C5A

FOR IMMEDIATE RELEASE WINDLESHAM, 3 August 2004

The BOC Group results for the 9 months to 30 June 2004

	9 mths 2004	9 mths 2003	3rd qtr 2004	3rd qtr 2003
Turnover	£3,411.1m	£3,181.4m	£1,157.8m	£1,096.9m
Operating profit	£407.8m	£359.1m	£134.0m	£128.2m
Adjusted operating profit (1)	£422.4m	£373.7m	£148.6m	£136.4m
Earnings per share	33.5p	36.7p	3.8p	13.5p
Adjusted earnings per share (1)	46.2p	38.5p	16.5p	14.5p

•	Adjusted earnings per share were up 19 per cent for the first nine months and up 18 per cent for the third quarter (note 2).
•	Process Gas Solutions’ turnover increased mainly through existing business. The return on capital of this business exceeded 10 per cent at the end of the third quarter and significant new contracts in China and for hydrogen in the US will add to future growth.
•	Industrial and Special Products results improved in Europe and the strong performance continued in the south Pacific region but the stronger rand affected manufacturing and mining in South Africa.
•	Buoyant order intake during the previous quarter led to a further increase in adjusted operating profit from BOC Edwards in the third quarter, although US dollar exchange rate movements continued to affect margins adversely.

1	‘Adjusted’ means excluding exceptional items. In the third quarter these were largely related to the disposal of the US packaged gas business.
2	Comparisons are made with the same period a year ago at constant exchange rates.

Chief Executive, Tony Isaac said,

‘It is pleasing to report significant growth of adjusted operating profit and earnings for the third quarter in succession. Our global gases businesses have continued to perform strongly and their results have been complemented by further improvements in BOC Edwards. Our profit performance is reflected in the achievement of a 14.3 per cent adjusted return on capital across the Group and cash flow has remained very positive, leading to lower borrowings. Significant new contracts will add to future growth and a recently completed business disposal will enable our financial performance to be improved.’

The BOC Group results for the 9 months to 30 June 2004

	2004	2003	change as reported	at constant exchange rates[2]

Excl. exceptional items[1]
9 months to 30 June
Turnover	£3,411.1m	£3,181.4m	+ 7%	+ 8%
Adjusted operating profit	£422.4m	£373.7m	+ 13%	+ 12%
Adjusted profit before tax	£365.2m	£306.5m	+ 19%	+ 17%
Adjusted earnings per share	46.2p	38.5p	+ 20%	+ 19%

3rd quarter to 30 June
Turnover	£1,157.8m	£1,096.9m	+ 6%	+ 9%
Adjusted operating profit	£148.6m	£136.4m	+ 9%	+ 12%
Adjusted profit before tax	£130.3m	£115.2m	+ 13%	+ 15%
Adjusted earnings per share	16.5p	14.5p	+ 14%	+ 18%

Statutory results

9 months to 30 June
Turnover	£3,411.1m	£3,181.4m	+ 7%	+ 8%
Operating profit	£407.8m	£359.1m	+ 14%	+ 13%
Profit before tax	£270.8m	£291.9m	- 7%	- 9%
Earnings per share	33.5p	36.7p	- 9%	- 9%

3rd quarter to 30 June
Turnover	£1,157.8m	£1,096.9m	+ 6%	+ 9%
Operating profit	£134.0m	£128.2m	+ 5%	+ 8%
Profit before tax	£35.9m	£107.0m	- 66%	- 66%
Earnings per share	3.8p	13.5p	- 72%	- 70%

Notes

1.	Results excluding exceptional items are used by management to measure performance. They are shown in order to reveal business trends more clearly than statutory results, which include such items.

2.	In order to show underlying business trends, results are also compared at constant exchange rates to eliminate the effects of translating overseas results into sterling at varying rates.

3.	Unless otherwise stated, all the commentaries that follow are made on the basis of results that exclude exceptional items and comparisons are at constant exchange rates. Segment results are shown on this basis below.

4.	Full statutory results are on pages 8 to 17.

BUSINESS SEGMENT RESULTS

All comparisons that follow are on the basis of constant exchange rates. Adjusted operating profits exclude operating exceptional items. Comparisons are made with the same period a year ago unless stated otherwise.

	9 months to 30 June 2004				Fiscal third quarter

Business segments £ million	Turnover		Adjusted operating profit		Turnover		Adjusted operating profit

Process Gas Solutions	940.6	+ 9%	141.5	+ 8%	311.8	+ 9%	49.1	+ 8%
Industrial and Special Products	1,339.7	+ 4%	199.0	+ 8%	447.7	+ 4%	65.6	+ 5%
BOC Edwards	595.2	+ 22%	32.5	+ 162%	215.0	+ 33%	15.2	+ 314%
Afrox hospitals	314.8	+ 10%	41.9	+ 19%	109.9	+ 10%	15.8	+ 20%
Gist	220.8	- 3%	18.6	- 20%	73.4	- 5%	6.4	-42%
Corporate			(11.1)				(3.5)
Group total	3,411.1	+ 8%	422.4	+ 12%	1,157.8	+ 9%	148.6	+ 12%

PROCESS GAS SOLUTIONS (PGS)

Most of the increase in turnover and adjusted operating profit during the third quarter once again came from improvements in existing business. Turnover was also enhanced nearly 2 per cent by the pass-through of natural gas costs. Prices remained firm and further improvements in operating efficiencies meant that margins were sustained.

In the US, both turnover and adjusted operating profit in the third quarter were higher than a year ago. The new hydrogen plant serving CITGO’s refinery in Illinois contributed part of the increase in turnover. Increased sales volumes of liquefied nitrogen reflected demand from major food customers and oxygen demand was driven by demand for combustion applications. Carbon dioxide volumes were slightly lower - partly as a result of supply shortages.

UK tonnage volumes improved in the third quarter with increased activity at chemical and steel customers. This, together with improved plant reliability and productivity, contributed to increased adjusted operating profit. There was a small improvement in adjusted operating profit in Poland and in Ireland.

Turnover and adjusted operating profit increased in Asia for the third quarter, as economic conditions remained favourable throughout the region. Despite high levels of manufacturing activity in China, Korea and Taiwan, adjusted operating profit in north Asia was slightly lower as a result of the timing of plant shutdowns and overhauls.

Turnover increased and there was a greater improvement in adjusted operating profit in south east Asia as a result of more efficient plant operations.

A new supply scheme contract to provide hydrogen for BP’s Toledo, Ohio, refinery will add to future growth. Under a long-term agreement, BOC will construct a hydrogen production and utilities complex to supply more than 100 million standard cubic feet a day to the BP refinery and other industrial customers in the surrounding region. Site construction is targeted to begin later this year and, when the plant comes on stream, it will help BP produce cleaner-burning ultra-low sulphur gasoline and diesel fuels and it will increase the refinery’s production capability.

In June BOC announced a letter of intent to form a joint venture with Sinopec Shanghai Petroleum Corporation (SPC) to meet SPC’s industrial gas needs in the Jinshan region. This is one of the major areas of petrochemical investment in China and includes not only the SPC complex but also the nearby Shanghai Industrial Chemical Park where a number of global and local chemical companies are located. The joint venture expects to invest in nearly 3,000 tonnes a day of air separation capacity, initially by acquiring SPC’s existing air separation units and then through the construction of a new world-scale unit. This is the second such joint venture between BOC and a Sinopec company in China. The first was formed in 2002 with YPC to supply companies in the Nanjing Chemical Industries Park.

Under a new 15-year contract with Corus, BOC will increase by 30 per cent its supply of oxygen, nitrogen and argon to the Corus Strip Products UK plant in Port Talbot. BOC also supplies hydrogen by pipeline from its Margam plant to the two Corus blast furnaces and steel making plants in Port Talbot.

BOC’s water services company has recently signed a contract for significant new business with a leading food processing company in the US. Additional revenues of more than US$30 million are expected over the lifetime of the multi-year contract. BOC already supplies liquid carbon dioxide to the customer.

INDUSTRIAL AND SPECIAL PRODUCTS (ISP)

Turnover and adjusted operating profit improved in the third quarter but at a slower pace than in the previous quarter. Results were better in Europe and the strong performance continued in the south Pacific region but activity in the South African manufacturing and mining industries was restrained because of the strength of the rand.

Turnover in Europe was slightly down, following the disposal of BOC’s interest in its Turkish joint venture. Continuing business in the UK, Ireland and Poland increased. Despite the lower overall turnover, adjusted operating profit increased.

Turnover and adjusted operating profit in north America were similar to a year ago in the third quarter. Following the disposal of BOC’s packaged gas business in the US, the continuing ISP business in the US will now consist of the bulk liquid and tube-trailer helium, bulk medical gases and bulk distributor businesses. Other lines of business in the US and the Canadian packaged gas business are unaffected by the disposal.

The strong performance trend in the south Pacific region continued in the third quarter with better sales volumes of industrial gases, liquefied petroleum gas and safety products. The pricing trend remained positive and overhead costs were well controlled, leading to an improved adjusted operating profit.

The effect of the strong rand on export-oriented manufacturing industry in South Africa was felt more acutely in the third quarter. Turnover and adjusted operating profit were therefore lower. The gold mining industry was particularly affected in the third quarter and there were fewer new contracts for the ResQpac emergency oxygen units, which had been a source of growth in the previous year.

BOC EDWARDS

Sales of bulk gases and electronic materials increased sequentially and semiconductor equipment sales remained strong during the third quarter.

New equipment orders were well ahead of a year ago but below the outstanding level of the previous quarter. Demand for semiconductor equipment remains strong across a broad range of applications. There is now increasing demand for consumer electronics in addition to the traditional applications in computers and mobile telephones. Despite currently high inventories of some semiconductor devices, manufacturers remain generally confident of increasing demand for semiconductor equipment beyond January 2005.

Meanwhile demand for vacuum equipment, electronic materials and gases by flat panel display manufacturers continues to expand rapidly. Further substantial investments are planned for at least the next two years and this is already providing important additional opportunities for BOC Edwards in Asia.

AFROX HOSPITALS

The volume of business increased slightly and revenues increased further as a result of tariff increases agreed earlier in the year. There was also an increase in adjusted operating profit as a result of improved business efficiency.

GIST

Turnover for the third quarter was lower than a year ago as the loss of Marks &Spencer’s General Merchandise business announced last year was not yet fully offset by the continued growth of other business.

Adjusted operating profit was above that of the previous quarter but down compared with a year ago principally because a non-recurrent income of £4.1 million arising from the termination of the General Merchandise contract was included a year ago.

IMPACT OF EXCHANGE RATES

The negative effect of exchange rate movements on the comparison of results increased in the third quarter. The principal factor was continued weakness of the US dollar while the benefits of the stronger Australian dollar and South African rand have diminished as the year has progressed. For the third quarter, translation adversely affected the turnover by £39 million and the adjusted operating profit by £3.7 million compared with a year ago.

DISPOSALS

The disposal of BOC’s US packaged gas business to Airgas was completed as planned on 30 July. Cash proceeds were £98.3 million (US$175 million) and cash costs of the disposal are expected to be approximately £35 million, leaving net proceeds of approximately £63 million. BOC may receive a further payment of US$25 million in November 2005, subject to certain conditions including profit performance.

The provisional book loss on disposal of £79.8 million has been charged as an exceptional item in the third quarter. This includes writing off certain assets, severance and other disposal costs as well as a goodwill write-off of £20.1 million. An additional £12.9 million has been charged against operating profit for the expected cost of restructuring the remaining ISP business in the US in order to eliminate overhead costs that will no longer be needed to support the continuing business. This is targeted to add approximately £10 million a year to operating profit, which would lead to a significant increase in the return on capital.

The proposed disposal by African Oxygen Limited of its holding in Afrox Healthcare Limited, which has been cleared by the South African Competition Commission, is now being reviewed by a Competition Tribunal which has now adjourned until further hearings scheduled for September.

CASH FLOW, BORROWINGS AND TAX

Operating cash flow for the 3 months to 30 June 2004 was £219.9 million, bringing the year to date total close to £500 million, which was over 20 per cent better than a year ago.

Improved operating profit was combined with continued good working capital control. The working capital inflow for the third quarter recouped most of the outflow of the previous quarter and the position for the year to date compares favourably with a year ago.

Contributions to the main UK pension scheme in the quarter were some £6 million higher than a year ago, similar to the increase in the previous two quarters of fiscal 2004.

In the third quarter, the levels of dividend income from joint ventures and associates, interest and tax payments were all similar to a year ago. For the year to date there has been a significant increase in dividend income as a result of a strategy to make the financial structure of joint ventures more efficient.

Capital expenditure and financial investment for the quarter was £46.8 million, approximately £20 million lower than a year ago. No major business acquisitions or disposals were completed in the quarter. The year to date level of net expenditure on acquisitions and disposals remains well below that of the previous year. The impact of the relatively low outflows for these latter two items contributed to the positive net cash flow of £123.2 million for the quarter.

For the fifth successive quarter, net borrowings declined. The figure at 30 June 2004 was £1,148.9 million. The decrease in net borrowings for the third quarter was almost entirely due to the positive net cash flow. The overall net effect of currency movements between 31 March and 30 June 2004 had little impact on total net borrowings.

Gearing ratios at 30 June 2004 were 34.7 per cent for net debt / capital employed and 65.6 per cent for net debt / equity, compared with 37.4 per cent and 73.4 per cent respectively at 30 September 2003. Net interest on net debt was covered 4.7 times by operating profit for the 9 months to 30 June 2004. The corresponding figure for the same period last year was 4.8 times. On an adjusted profit basis (excluding exceptional items) the cover was 6.1 times, compared with 5.0 times last year.

Adjusted return on capital employed was 14.3 per cent, compared with 12.6 per cent at 30 September 2003. Return on capital employed was 12.6 per cent compared with 10.9 per cent at 30 September 2003.

The effective rate of tax on adjusted profit was 29 per cent, compared with 30 per cent for the same quarter last year and 29 per cent for the financial year ended 30 September 2003. There was a tax benefit of £32.1 million on the exceptional items charged in the 3 months to 30 June 2004.

OUTLOOK

The outlook for industrial gases demand is positive wordwide with the exception of South Africa, where the exchange rate continues to hamper activity in the export-oriented mining and manufacturing industries. This should lead to further growth in turnover in BOC’s continuing gases business. Profit performance throughout the business will be further enhanced by efficiency programmes, increased plant reliability and firm pricing.

The divestment of BOC’s packaged gases business in the US will enable further improvements to be made in both operating profit and return on capital in the Industrial and Special Products business.

BOC’s Process Gas Solutions has been increasingly successful in winning new supply scheme contracts. Over US$350 million of new investment has been announced for production plants that are due to come on stream over the next 3 years. These include some notable successes in China.

BOC Edwards’ order intake for semiconductor equipment remained at a high level in the third quarter, although it was lower than in the previous period. Shipments to customers are expected to remain strong in the fourth quarter.

Contact:	Christopher Marsay, Director - Investor Relations 01276 477222 (International +44 1276 477222)

Notes for editors

The BOC Group is one of the largest and most global of the world’s leading gases companies. Serving two million customers in more than 50 countries, BOC employs some 46,000 people and had annual sales of over £4 billion in 2003.

BOC is organised into three global lines of business - aligning our organisation directly to our customers.

Process Gas Solutions (PGS) provides tailored solutions to the process needs of our largest customers, primarily in industries such as oil refining, chemicals and steel. The result is the dedicated supply of gases by pipeline, from on-site production units, or in liquid form by tanker. PGS works globally, wherever the world’s largest companies do business.

Industrial and Special Products (ISP) serves customers who need smaller volumes of gas, mostly delivered in cylinders. It offers a range of gases, products and services for cutting and welding metals, and for a host of customers in the medical, hospitality and scientific markets. ISP also has a significant liquefied petroleum gas business in certain countries.

BOC Edwards is synonymous with the semiconductor industry, supplying products and services to one of the world’s most challenging industries. The chemical, metallurgical and scientific instrument markets are increasingly important to BOC Edwards’ general vacuum business.

In addition BOC has two specialised operations:

Gist, a logistics company specialising in a range of supply chain solutions, which serves a number of major customers including Marks & Spencer.

Afrox hospitals, the largest supplier of private health care in southern Africa.

Print quality images of Tony Isaac, chief executive of The BOC Group and René Médori, finance director, may be downloaded directly from our photo library on the NewsCast website at: www.newscast.co.uk To access the library, simply register your details with that website.

More detailed presentation material will be made available on The BOC Group investor relations website www.boc.com/ir under Annual and Quarterly Reports.

GROUP RESULTS
9 MONTHS TO 30 JUNE 2004

	9 months to 30 Jun 2004				9 months to 30 Jun 2003				Year to 30 Sep 2003

	Before excep items	Excep items		After excep items	Before excep items	Excep items		After excep items	Before excep items	Excep items		After excep items

	£m	£m		£m	£m	£m		£m	£m	£m		£m
TURNOVER, including share of joint ventures and associates	3,411.1	—		3,411.1	3,181.4	—		3,181.4	4,323.2	—		4,323.2

Less:
Share of joint ventures	474.3	—		474.3	380.0	—		380.0	544.3	—		544.3
Share of associates	51.4	—		51.4	39.4	—		39.4	60.6	—		60.6

Turnover	2,885.4	—		2,885.4	2,762.0	—		2,762.0	3,718.3	—		3,718.3

Operating profit of subsidiary undertakings	340.4	(12.9)		327.5	306.1	(8.8)		297.3	407.4	(60.2)		347.2
Share of operating profit of joint ventures	72.6	(1.7)		70.9	60.3	(5.8)		54.5	86.8	(6.8)		80.0
Share of operating profit of associates	9.4	—		9.4	7.3	—		7.3	11.4	—		11.4

Total operating profit including share of joint ventures and associates	422.4	(14.6)		407.8	373.7	(14.6)		359.1	505.6	(67.0)		438.6
Loss on termination/ disposal of businesses	—	(79.8)		(79.8)	—	—		—	—	—		—

Profit before interest	422.4	(94.4)		328.0	373.7	(14.6)		359.1	505.6	(67.0)		438.6
Interest on net debt	(69.1)	—		(69.1)	(74.2)	—		(74.2)	(96.1)	—		(96.1)

Interest on pension scheme liabilities	(88.4)	—		(88.4)	(82.6)	—		(82.6)	(110.2)	—		(110.2)
Expected return on pension scheme assets	100.3	—		100.3	89.6	—		89.6	119.6	—		119.6

Other net financing income	11.9	—		11.9	7.0	—		7.0	9.4	—		9.4

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	365.2	(94.4)		270.8	306.5	(14.6)		291.9	418.9	(67.0)		351.9
Tax (note 5)	(106.0)	32.1		(73.9)	(92.0)	5.5		(86.5)	(121.4)	25.0		(96.4)

Profit on ordinary activities after tax	259.2	(62.3)		196.9	214.5	(9.1)		205.4	297.5	(42.0)		255.5
Minority interests	(31.7)	—		(31.7)	(25.1)	0.4		(24.7)	(36.8)	0.4		(36.4)

PROFIT FOR THE PERIOD	227.5	(62.3)		165.2	189.4	(8.7)		180.7	260.7	(41.6)		219.1
Dividends	(197.3)	—		(197.3)	(192.1)	—		(192.1)	(192.1)	—		(192.1)

Surplus/(deficit) for the period	30.2	(62.3)		(32.1)	(2.7)	(8.7)		(11.4)	68.6	(41.6)		27.0

Earnings per share (note 6)
- basic	46.2p	(12.7	)p	33.5p	38.5p	(1.8	)p	36.7p	52.9p	(8.4	)p	44.5p
- diluted	46.1p	(12.7	)p	33.4p	38.5p	(1.8	)p	36.7p	52.9p	(8.4	)p	44.5p

GROUP RESULTS
3 MONTHS TO 30 JUNE 2004

	3 months to 30 Jun 2004				3 months to 30 Jun 2003

	Before exceptional items	Exceptional items		After exceptional items	Before exceptional items	Exceptional items		After exceptional items

	£million	£million		£million	£million	£million		£million
TURNOVER, including share of joint ventures and associates	1,157.8	—		1,157.8	1,096.9	—		1,096.9

Less: Share of joint ventures	162.8	—		162.8	156.6	—		156.6
Share of associates	15.9	—		15.9	11.9	—		11.9

Turnover	979.1	—		979.1	928.4	—		928.4

Operating profit of subsidiary undertakings	118.9	(12.9)		106.0	108.6	(2.7)		105.9
Share of operating profit of joint ventures	25.7	(1.7)		24.0	25.1	(5.5)		19.6
Share of operating profit of associates	4.0	—		4.0	2.7	—		2.7

Total operating profit including share of joint ventures and associates	148.6	(14.6)		134.0	136.4	(8.2)		128.2
Loss on termination / disposal of businesses	—	(79.8)		(79.8)	—	—		—

Profit before interest	148.6	(94.4)		54.2	136.4	(8.2)		128.2
Interest on net debt	(22.3)	—		(22.3)	(23.5)	—		(23.5)

Interest on pension scheme liabilities	(29.3)	—		(29.3)	(27.8)	—		(27.8)
Expected return on pension scheme assets	33.3	—		33.3	30.1	—		30.1

Other net financing income	4.0	—		4.0	2.3	—		2.3

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	130.3	(94.4)		35.9	115.2	(8.2)		107.0
Tax (note 5)	(37.9)	32.1		(5.8)	(34.7)	3.7		(31.0)

Profit on ordinary activities after tax	92.4	(62.3)		30.1	80.5	(4.5)		76.0
Minority interests	(11.3)	—		(11.3)	(9.5)	—		(9.5)

PROFIT FOR THE PERIOD	81.1	(62.3)		18.8	71.0	(4.5)		66.5

Earnings per share (note 6)
- basic	16.5p	(12.7	)p	3.8p	14.5p	(1.0	)p	13.5p
- diluted	16.4p	(12.7	)p	3.7p	14.5p	(1.0	)p	13.5p

GROUP BALANCE SHEET
AT 30 JUNE 2004

	At 30 Jun 2004	At 30 Jun 2003 (restated)	At 30 Sep 2003 (restated)

	£million	£million	£million
Fixed assets
- Intangible assets	184.0	194.7	206.1
- Tangible assets	2,676.7	2,933.2	2,913.4
- Joint ventures, associates and other investments	580.4	605.2	608.6

	3,441.1	3,733.1	3,728.1

Current assets	1,310.8	1,204.6	1,104.9
Creditors: amounts falling due within one year	(1,288.1)	(1,220.2)	(1,168.2)

Net current assets/(liabilities)	22.7	(15.6)	(63.3)

Total assets less current liabilities	3,463.8	3,717.5	3,664.8
Creditors: amounts falling due after more than one year	(1,072.1)	(1,284.6)
		)	(1,133.1
Provisions for liabilities and charges	(370.3)	(380.1)	(376.6)

Total net assets excluding pension assets and liabilities	2,021.4	2,052.8	2,155.1
Pension assets	48.8	54.8	50.7
Pension liabilities	(319.9)	(306.5)	(341.8)

Total net assets including pension assets and liabilities	1,750.3	1,801.1	1,864.0

Shareholders’ capital and reserves	1,557.9	1,643.8	1,686.7
Minority shareholders’ interests	192.4	157.3	177.3

Total capital and reserves	1,750.3	1,801.1	1,864.0

GROUP CASH FLOW STATEMENT
9 MONTHS TO 30 JUNE 2004

	9 months to 30 Jun 2004	9 months to 30 Jun 2003 (restated)	Year to 30 Sep 2003 (restated)

	£million	£million	£million
TOTAL OPERATING PROFIT before exceptional items	422.4	373.7	505.6
Depreciation and amortisation	245.0	246.8	333.4
Net retirement benefits charge less contributions	(7.1)	7.5	5.6
Operating profit before exceptional items of joint ventures	(72.6)	(60.3)	(86.8)
Operating profit before exceptional items of associates	(9.4)	(7.3)	(11.4)
Changes in working capital and other items	(76.2)	(130.3)	(18.0)
Exceptional cash flows	(5.1)	(21.6)	(28.3)

NET CASH INFLOW FROM OPERATING ACTIVITIES	497.0	408.5	700.1

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	36.5	12.1	35.0

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(70.4)	(78.6)	(94.4)

TAX PAID	(60.5)	(52.7)	(90.7)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(153.2)	(184.4)	(227.0)

ACQUISITIONS AND DISPOSALS	(11.0)	(116.0)	(118.3)

EQUITY DIVIDENDS PAID	(76.3)	(76.4)	(192.1)

NET CASH INFLOW/(OUTFLOW) BEFORE USE OF LIQUID RESOURCES AND FINANCING	162.1	(87.5)	12.6

GROUP CASH FLOW STATEMENT
3 MONTHS TO 30 JUNE 2004

	3 months to 30 Jun 2004	3 months to 30 Jun 2003 (restated)

	£million	£million
TOTAL OPERATING PROFIT before exceptional items	148.6	136.4
Depreciation and amortisation	79.3	81.9
Net retirement benefits charge less contributions	(2.7)	(1.7)
Operating profit before exceptional items of joint ventures	(25.7)	(25.1)
Operating profit before exceptional items of associates	(4.0)	(2.7)
Changes in working capital and other items	24.9	(23.0)
Exceptional cash flows	(0.5)	(7.5)

NET CASH INFLOW FROM OPERATING ACTIVITIES	219.9	158.3

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	7.7	7.9

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(25.7)	(25.4)

TAX PAID	(15.6)	(14.8)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(46.8)	(66.2)

ACQUISITIONS AND DISPOSALS	(16.3)	(21.5)

EQUITY DIVIDENDS PAID	—	—

NET CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING
	123.2	38.3

TOTAL RECOGNISED GAINS AND LOSSES
9 MONTHS TO 30 JUNE 2004

	9 months to 30 Jun 2004	9 months to 30 Jun 2003	Year to 30 Sep 2003

	£million	£million	£million
Profit for the period	165.2	180.7	219.1
Actuarial loss recognised on the pension schemes	—	—	(17.5)
Movement on deferred tax relating to actuarial loss on pensions
	—	—	2.0
Unrealised profit on disposal of a subsidiary	—	8.2	8.2
Exchange translation effect on:
- results for the period	(4.6)	4.2	8.0
- foreign currency net investments	(119.9)	8.8	23.5

Total recognised gains and losses for the period	40.7	201.9	243.3

There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before tax for any of the above periods.

MOVEMENT IN SHAREHOLDERS’ FUNDS
9 MONTHS TO 30 JUNE 2004

	9 months to 30 Jun 004	9 months to 30 Jun 003 (restated)	Year to 30 Sep 2003 (restated)

	£million	£million	£million
Profit for the period	165.2	180.7	219.1
Dividends	(197.3)	(192.1)	(192.1)

	(32.1)	(11.4)	27.0
Other recognised gains and losses	(124.5)	21.2	24.2
Reversal of goodwill in total recognised gains and losses on disposal of a subsidiary
	15.8	(4.2)	(4.2)
Shares issued	7.9	2.6	3.7
Consideration paid for the purchase of own shares held in an ESOP trust
	—	(7.5)	(7.5)
Consideration received for the sale of own shares held in an ESOP trust
	2.5	1.2	1.2
Credit in respect of employee share schemes	1.6	0.3	0.7

Net (decrease)/increase in shareholders’ funds for the period	(128.8)	2.2	45.1

Shareholders’ funds at 1 October - previously reported	1,734.8	1,684.1	1,684.1
Prior period adjustment (note 1)	(48.1)	(42.5)	(42.5)

Shareholders’ funds at 1 October - restated	1,686.7	1,641.6	1,641.6

Shareholders’ funds - at period end	1,557.9	1,643.8	1,686.7

NOTES TO THE ACCOUNTS

1.	Basis of preparation

The results for the 9 months to 30 June 2004 have been prepared on an accounting basis consistent with that applied in the financial year to 30 September 2003, except for changes arising from the adoption of UITF38 (Accounting for ESOP trusts). This new pronouncement changes the treatment of own shares held in an ESOP trust from being a fixed asset investment to a reduction in shareholders’ funds. Consideration paid for the purchase of own shares represents the cost of shares purchased by the company. Consideration received for the sale of own shares represents the prices paid by employees on the exercise of options. The credit in respect of employee share schemes represents the charge for those schemes under UITF17 (Employee Share Schemes). Comparative figures have been restated accordingly.

Financial information for the year to 30 September 2003 has been based on the full Group accounts for that period. The 2003 accounts received an unqualified audit report and have been delivered to the Registrar of Companies. The results for the 9 months to 30 June 2004 are unaudited.

2.	Exchange rates

The majority of the Group’s operations are located outside the UK and operate in currencies other than sterling. Profit and loss and other period statements of the Group’s overseas operations are translated at average rates of exchange for the period. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the period end.

The rates of exchange to sterling for the currencies which principally affected the Group’s results were as follows:

	9 months to 30 Jun 2004	9 months to 30 Jun 2003	Year to 30 Sep 2003
Average rates:
— US dollar	1.78	1.60	1.60
— Australian dollar	2.44	2.68	2.62
— Japanese yen	193.58	191.65	191.01
— South African rand	11.94	13.69	13.24
Period end rates:
— US dollar	1.81	1.65	1.66
— Australian dollar	2.60	2.46	2.45
— Japanese yen	197.88	198.14	185.60
— South African rand	11.27	12.39	11.57

3.	Segmental information

a) Turnover, by business and by region, for the 9 months to 30 June 2004 was as follows:

	9 months to 30 Jun 2004	9 months to 30 Jun 2003	Year to 30 Sep 2003

	£million	£million	£million
Business analysis:
Process Gas Solutions	940.6	909.3	1,242.7
Industrial and Special Products	1,339.7	1,281.5	1,751.2
BOC Edwards	595.2	513.6	684.1
Afrox hospitals	314.8	249.7	353.4
Gist	220.8	227.3	291.8

Continuing operations	3,411.1	3,181.4	4,323.2

Regional analysis:
Europe	912.1	867.5	1,154.4
Americas	914.8	908.7	1,238.8
Africa	506.5	417.4	585.5
Asia/Pacific	1,077.7	987.8	1,344.5

Continuing operations	3,411.1	3,181.4	4,323.2

b) Adjusted operating profit and operating profit, by business and by region, for the 9 months to 30 June 2004 were as follows:

	9 months to 30 Jun 2004		9 months to 30 Jun 2003		Year to 30 Sep 2003

	Adjusted operating profit	Operating profit	Adjusted operating profit	Operating profit	Adjusted operating profit	Operating profit

	£million	£million	£million	£million	£million	£million
Business analysis:
Process Gas Solutions	141.5	140.9	137.6	134.2	184.0	177.1
Industrial and Special Products	199.0	185.5	179.9	176.4	242.7	238.2
BOC Edwards	32.5	32.0	13.2	6.4	18.5	7.9
Afrox hospitals	41.9	41.9	30.7	30.7	46.1	46.1
Gist	18.6	18.6	23.3	23.3	29.2	29.2
Corporate	(11.1)	(11.1)	(11.0)	(11.9)	(14.9)	(59.9)

Continuing operations	422.4	407.8	373.7	359.1	505.6	438.6

Regional analysis:
Europe	106.2	106.2	109.5	107.9	144.3	137.0
Americas	62.6	49.7	71.0	67.0	91.8	42.7
Africa	78.2	78.2	60.8	60.8	85.0	85.0
Asia/Pacific	175.4	173.7	132.4	123.4	184.5	173.9

Continuing operations	422.4	407.8	373.7	359.1	505.6	438.6

c) Turnover, adjusted operating profit and operating profit, by business and by region, for the 3 months to 30 June 2004 were as follows:

	3 months to 30 Jun 2004			3 months to 30 Jun 2003

	Turnover	Adjusted operating profit	Operating profit	Turnover	Adjusted operating profit	Operating profit

	£million	£million	£million	£million	£million	£million
Business analysis:
Process Gas Solutions	311.8	49.1	48.5	306.3	48.8	46.4
Industrial and Special Products	447.7	65.6	52.1	447.8	63.6	62.1
BOC Edwards	215.0	15.2	14.7	171.8	4.6	0.6
Afrox hospitals	109.9	15.8	15.8	93.3	12.1	12.1
Gist	73.4	6.4	6.4	77.7	11.1	11.1
Corporate	—	(3.5)	(3.5)	—	(3.8)	(4.1)

Continuing operations	1,157.8	148.6	134.0	1,096.9	136.4	128.2

Regional analysis:
Europe	306.8	35.6	35.6	295.6	36.2	35.3
Americas	311.3	23.4	10.5	303.1	29.5	28.1
Africa	176.8	26.3	26.3	154.5	22.6	22.6
Asia/Pacific	362.9	63.3	61.6	343.7	48.1	42.2

Continuing operations	1,157.8	148.6	134.0	1,096.9	136.4	128.2

In the quarter in Process Gas Solutions, there was a write-off in the Americas which was offset by a one-off gain in Asia/Pacific. Last year, Europe had the benefit of non-recurrent income in Gist, arising from the termination of the Marks & Spencer General Merchandise contract.

Adjusted means excluding exceptional items.

4.	Exceptional items

	9 months to 30 Jun 2004	9 months to 30 Jun 2003	Year to 30 Sep 2003

	£million	£million	£million
Litigation settlement	—	—	(43.2)
Restructuring costs	(14.6)	(14.6)	(23.8)

Total operating exceptional items	(14.6)	(14.6)	(67.0)

Loss on termination/disposal of businesses - continuing operations	(79.8)	—	—

Total non-operating exceptional items	(79.8)	—	—

The sale of the packaged gas business in the US was completed on 30 July 2004. In the 3 months to 30 June 2004 the provisional loss on sale of £79.8 million has been booked as a non-operating exceptional item, which includes the write-off of the assets associated with the business, severance and other disposal costs. It also includes a goodwill write-off of £20.1 million, of which £15.8 million had been written off to reserves in the years up to, and including, 1998 in accordance with prevailing UK GAAP at that time. In addition, £12.9 million has been booked as an operating exceptional item for the cost of restructuring the footprint of the remaining business in the US. Cash proceeds are £98.3 million (US$175 million). Cash costs of the disposal, including the settlement of accounts payable liabilities not included in the disposal transaction, are expected to be approximately £35 million, leaving net cash proceeds of approximately £63 million.

Other operating restructuring costs relate to the ongoing integration of BOC’s gases business in Japan with part of the Air Liquide business in Japan.

5.	Tax

	9 months to 30 Jun 2004	9 months to 30 Jun 2003	Year to 30 Sep 2003

	£million	£million	£million
Subsidiary undertakings	(54.6)	(75.5)	(77.9)
Share of joint ventures	(17.5)	(9.4)	(16.0)
Share of associates	(1.8)	(1.6)	(2.5)
Tax on profit on ordinary activities	(73.9)	(86.5)	(96.4)

Overseas tax included in the tax on profit on ordinary activities above was	(55.7)	(65.9)	(69.8)
The tax charge includes a credit in respect of:
Operating exceptional items	5.4	5.5	25.0
Non-operating exceptional items	26.7	—	—
Tax on exceptional items	32.1	5.5	25.0

6.	Earnings per share

	9 months to 30 Jun 2004	9 months to 30 Jun 2003	Year to 30 Sep 2003

	£million	£million	£million
Amounts used in computing the earnings per share:
Earnings attributable to ordinary shareholders for the period	165.2	180.7	219.1
Adjustment for exceptional items	62.3	8.7	41.6

Adjusted earnings before exceptional items	227.5	189.4	260.7

	9 months to 30 Jun 2004	9 months to 30 Jun 2003	Year to 30 Sep 2003

	million	million	million
Average number of 25p ordinary shares:
Average issued share capital	498.0	497.4	497.5
Less: average own shares held in trust	(5.2)	(5.0)	(5.0)

Basic	492.8	492.4	492.5
Add: dilutive share options	0.6	0.2	0.2

Diluted	493.4	492.6	492.7

7.	Reconciliation of net cash flow to movement in net debt

	9 months to 30 Jun 2004	9 months to 30 Jun 2003 (restated)	Year to 30 Sep 2003 (restated)

	£million	£million	£million
Net borrowings and finance leases -
at 1 October	(1,368.1)	(1,325.6)	(1,325.6)
Net cash inflow/(outflow)	162.1	(87.5)	12.6
Issue of shares	10.4	(3.7)	(2.6)
Net borrowings assumed at acquisition	(4.5)	(0.5)	(0.8)
Net liquid resources eliminated on disposal	—	(30.8)	(31.0)
Exchange adjustment	51.2	(12.4)	(20.7)

Net borrowings and finance leases - at period end	(1,148.9)	(1,460.5)	(1,368.1)

8.	Contingent liabilities

There has been no material change in contingent liabilities and legal proceedings since 30 September 2003.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2004

By:	/s/ Name: Sarah Larkins Title: Assistant Company Secretary